August 28, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Ohio Quality Income Municipal Fund, Inc.
Registration Statement on Form N-14 8C
(File No. 333-182721)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby request that the effective date for Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 8C referenced above be accelerated so that it will become effective as of August 30, 2012 or as soon thereafter as practicable.

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Sincerely,

NUVEEN OHIO QUALITY INCOME MUNICIPAL FUND, INC.		NUVEEN SECURITIES, LLC

By:	/s/Gifford R. Zimmerman	By:	/s/Gifford R. Zimmerman
Name:	Gifford R. Zimmerman	Name:	Gifford R. Zimmerman
Title:	Chief Administrative Officer	Title:	Managing Director